UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Calgon Carbon Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

129603106
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 129603106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,779,853
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,779,853
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,779,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 129603106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 616,050
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 616,050
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 129603106

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,400,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,400,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 129603106

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,400,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,400,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 129603106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,400,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,400,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 129603106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,400,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,400,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 129603106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 129603106

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 129603106

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 129603106

1	NAME OF REPORTING PERSON LOUIS S. MASSIMO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 129603106

1	NAME OF REPORTING PERSON LEE D. MEYER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 129603106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Calgon Carbon Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is P.O. Box 717, 400 Calgon Carbon Drive, Pittsburgh, Pennsylvania 15230-0717.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard LLC;

(iv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(v)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(vii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(viii)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(ix)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(x)	Louis S. Massimo, who is a nominee for the Board; and

(xi)	Lee D. Meyer, who is a nominee for the Board.

CUSIP NO. 129603106

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.   The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.  Mr. Massimo’s principal business address is 6 Codfish Hill Rd., Bethel, Connecticut 06801.  Mr. Meyer’s principal business address is 208 Shawna Drive, Kearney, Missouri 64060.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC has been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and the Starboard Value LP Account and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  Mr. Massimo is currently retired.  He was previously the Executive Vice President and Chief Operating Officer of Arch Chemicals, Inc.  Mr. Meyer’s principal occupation is providing consulting services to various private equity, investment banking and manufacturing clients.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Massimo and Meyer are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 2,779,853 Shares beneficially owned by Starboard V&O Fund is approximately $40,391,921, excluding brokerage commissions.  The aggregate purchase price of the 616,050 Shares beneficially owned by Starboard LLC is approximately $8,953,462, excluding brokerage commissions.  The aggregate purchase price of the 1,004,097 Shares held in the Starboard Value LP Account is approximately $14,603,469, excluding brokerage commissions.

CUSIP NO. 129603106

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 15, 2013, Starboard V&O Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating Louis S. Massimo, Lee D. Meyer and Jeffrey C. Smith (the “Nominees”) for election to the Board at the 2013 annual meeting of shareholders (the “2013 Annual Meeting”).  The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding the nomination of directors at the 2013 Annual Meeting and the composition of the Issuer’s Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, including in connection with the solicitation of proxies for the election of directors at the 2013 Annual Meeting, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,041,210 Shares outstanding, as of October 19, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

A.	Starboard V&O Fund

(a)	As of the close of business on January 18, 2013, Starboard V&O Fund beneficially owned 2,779,853 Shares.

Percentage: Approximately 4.9%

CUSIP NO. 129603106

(b)	1. Sole power to vote or direct vote: 2,779,853
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,779,853
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on January 18, 2013, Starboard LLC beneficially owned 616,050 Shares.

Percentage: 1.1%

(b)	1. Sole power to vote or direct vote: 616,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 616,050
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard Value LP

(a)
As of the close of business on January 18, 2013, 1,004,097 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Starboard Value LP Account and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 2,779,853 Shares owned by Starboard V&O Fund, (ii) 616,050 Shares owned by Starboard LLC and (iii) 1,004,097 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 4,400,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,400,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,779,853 Shares owned by Starboard V&O Fund, (ii) 616,050 Shares owned by Starboard LLC and (iii) 1,004,097 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

CUSIP NO. 129603106

(b)	1. Sole power to vote or direct vote: 4,400,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,400,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,779,853 Shares owned by Starboard V&O Fund, (ii) 616,050 Shares owned by Starboard LLC and (iii) 1,004,097 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 4,400,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,400,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,779,853 Shares owned by Starboard V&O Fund, (ii) 616,050 Shares owned by Starboard LLC and (iii) 1,004,097 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 4,400,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,400,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,779,853 Shares owned by Starboard V&O Fund, (ii) 616,050 Shares owned by Starboard LLC and (iii) 1,004,097 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

CUSIP NO. 129603106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,400,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,400,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

None of Messrs. Massimo or Meyer own Shares or have entered into any transactions in the Shares.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 22, 2013, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2013 Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund and Starboard LLC agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund has agreed to indemnify each of Messrs. Massimo and Meyer against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard V&O Fund has agreed to compensate Messrs. Massimo and Meyer for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Massimo and Meyer (i) $10,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard relating to a solicitation of proxies in favor of Messrs. Massimo and Meyer’s election as directors of the Issuer at the 2013 Annual Meeting.

CUSIP NO. 129603106

Pursuant to the Compensation Letter Agreements, each of Messrs. Massimo and Meyer agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Massimo and Meyer shall determine.  If elected or appointed to serve as a director of the Board, each of Messrs. Massimo and Meyer agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Massimo and Meyer may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Louis S. Massimo and Lee D. Meyer, dated January 22, 2013.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Compensation Letter Agreement.

99.4	Powers of Attorney.

CUSIP NO. 129603106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Louis S. Massimo and Lee D. Meyer

CUSIP NO. 129603106

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 129603106

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

15,875	12.5789	11/20/2012
15,875	12.9774	11/21/2012
41,275	13.3231	11/29/2012
53,975	13.5542	11/30/2012
42,795	13.4411	12/03/2012
34,666	13.7703	12/04/2012
49,339	13.8807	12/05/2012
31,700	13.7401	12/06/2012
47,550	13.6695	12/07/2012
47,550	13.8574	12/10/2012
47,550	13.8880	12/11/2012
47,550	13.9055	12/12/2012
47,550	13.9225	12/13/2012
31,700	14.0364	12/14/2012
31,700	14.1441	12/19/2012
41,210	14.0373	12/20/2012
38,040	14.0972	12/21/2012
17,752	14.0978	12/24/2012
29,798	14.1013	12/26/2012
31,700	13.9944	12/27/2012
31,700	14.0901	12/28/2012
31,700	14.0864	12/31/2012
31,500	14.4574	01/02/2013
31,500	14.4829	01/03/2013
31,214	14.7413	01/04/2013
31,786	14.6462	01/07/2013
31,500	14.6660	01/08/2013
31,500	14.8271	01/09/2013
76,187	15.1691	01/10/2013
12,709	14.9734	01/10/2013
321,300	15.1500	01/11/2013
10,895	15.1838	01/11/2013
171,165	15.2971	01/11/2013
138,058	15.6808	01/14/2013
55,754	15.5817	01/14/2013
35,406	15.7293	01/15/2013
60,843	15.7643	01/15/2013
185,361	15.6982	01/15/2013
28,350	15.5136	01/16/2013
15,750	15.6022	01/16/2013
39,042	15.5618	01/16/2013

CUSIP NO. 129603106

13,230	15.6500	01/16/2013
31,374	15.4248	01/16/2013
1,575	15.3756	01/16/2013
31,500	15.4948	01/17/2013
31,500	15.4955	01/17/2013
31,500	15.4855	01/17/2013
31,500	15.5019	01/17/2013
31,500	15.7237	01/18/2013
63,000	15.7794	01/18/2013
31,500	15.7221	01/18/2013

STARBOARD VALUE AND OPPORTUNITY S LLC

3,500	12.5789	11/20/2012
3,500	12.9774	11/21/2012
9,100	13.3231	11/29/2012
11,900	13.5542	11/30/2012
9,450	13.4411	12/03/2012
7,655	13.7703	12/04/2012
10,895	13.8807	12/05/2012
7,000	13.7401	12/06/2012
10,500	13.6695	12/07/2012
10,500	13.8574	12/10/2012
10,500	13.8880	12/11/2012
10,500	13.9055	12/12/2012
10,500	13.9225	12/13/2012
7,000	14.0364	12/14/2012
7,000	14.1441	12/19/2012
9,100	14.0373	12/20/2012
8,400	14.0972	12/21/2012
3,920	14.0978	12/24/2012
6,580	14.1013	12/26/2012
7,000	13.9944	12/27/2012
7,000	14.0901	12/28/2012
7,000	14.0864	12/31/2012
7,000	14.4574	01/02/2013
7,000	14.4829	01/03/2013
6,936	14.7413	01/04/2013
7,064	14.6462	01/07/2013
7,000	14.6660	01/08/2013
7,000	14.8271	01/09/2013
16,931	15.1691	01/10/2013
2,824	14.9734	01/10/2013
71,400	15.1500	01/11/2013
2,421	15.1838	01/11/2013
38,037	15.2971	01/11/2013
30,680	15.6808	01/14/2013
12,390	15.5817	01/14/2013
7,868	15.7293	01/15/2013
13,521	15.7643	01/15/2013

CUSIP NO. 129603106

41,191	15.6982	01/15/2013
6,300	15.5136	01/16/2013
3,500	15.6022	01/16/2013
8,676	15.5618	01/16/2013
2,940	15.6500	01/16/2013
6,972	15.4248	01/16/2013
350	15.3756	01/16/2013
7,000	15.4948	01/17/2013
7,000	15.4955	01/17/2013
7,000	15.4855	01/17/2013
7,000	15.5019	01/17/2013
7,000	15.7237	01/18/2013
14,000	15.7794	01/18/2013
7,000	15.7221	01/18/2013

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

5,625	12.5789	11/20/2012
5,625	12.9774	11/21/2012
14,625	13.3231	11/29/2012
19,125	13.5542	11/30/2012
15,255	13.4411	12/03/2012
12,357	13.7703	12/04/2012
17,588	13.8807	12/05/2012
11,300	13.7401	12/06/2012
16,950	13.6695	12/07/2012
16,950	13.8574	12/10/2012
16,950	13.8880	12/11/2012
16,950	13.9055	12/12/2012
16,950	13.9225	12/13/2012
11,300	14.0364	12/14/2012
11,300	14.1441	12/19/2012
14,690	14.0373	12/20/2012
13,560	14.0972	12/21/2012
6,328	14.0978	12/24/2012
10,622	14.1013	12/26/2012
11,300	13.9944	12/27/2012
11,300	14.0901	12/28/2012
11,300	14.0864	12/31/2012
11,500	14.4574	01/02/2013
11,500	14.4829	01/03/2013
11,396	14.7413	01/04/2013
11,604	14.6462	01/07/2013
11,500	14.6660	01/08/2013
11,500	14.8271	01/09/2013
27,814	15.1691	01/10/2013
4,640	14.9734	01/10/2013
117,300	15.1500	01/11/2013
3,978	15.1838	01/11/2013

CUSIP NO. 129603106

62,489	15.2971	01/11/2013
50,402	15.6808	01/14/2013
20,355	15.5817	01/14/2013
12,926	15.7293	01/15/2013
22,213	15.7643	01/15/2013
67,671	15.6982	01/15/2013
10,350	15.5136	01/16/2013
5,750	15.6022	01/16/2013
14,253	15.5618	01/16/2013
4,830	15.6500	01/16/2013
11,454	15.4248	01/16/2013
575	15.3756	01/16/2013
11,500	15.4948	01/17/2013
11,500	15.4955	01/17/2013
11,500	15.4855	01/17/2013
11,500	15.5019	01/17/2013
11,500	15.7237	01/18/2013
23,000	15.7794	01/18/2013
11,500	15.7221	01/18/2013